2Q 2013
Banco Santander Chile
Earnings Report

Santander
un banco para tus ideas

CONTACT INFORMATION	Santiago, Chile
Robert Moreno	Tel: (562) 2320-8284
Manager, Investor Relations Department	Fax: (562) 2671-6554
Banco Santander Chile	Email: rmorenoh@santander.cl
Bandera 140, 19th floor	Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS

Net income 2Q13: solid commercial activity partially offset by deflation / higher tax rate

In 2Q13, Net income attributable to shareholders totaled Ch$85,892 million (Ch$0.46 per share and US$0.36/ADR), increasing 6.2% compared to 1Q13 (from now on QoQ) and declining 18.7% compared to 2Q13 (from now on YoY). Negative inflation rates, which lowered net interest margins and the higher statutory tax rate lowered profitability YoY. Compared to 1Q13, the stronger client margins, improved asset quality and higher mark-to-market gains boosted operating income and more than compensated negative inflation and higher taxes. The Bank’s ROE in the quarter reached 16%.

Loan growth accelerating in the segments the Bank has targeted for growth

In 2Q13, total loans increased 3.5% QoQ (an annualized rate of 14%) and 7.6% YoY. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting the most: mid-high income individuals, SMEs and middle market of companies. Loans in these combined markets increased 4.9% QoQ (20% annualized rate) and 13.4% YoY. Loans to mid-high income individuals increased 3.7% QoQ and 10.8% YoY. Notable was the growth of 3.2% QoQ of consumer loans in the mid-high income segment. Lending to SMEs, one of the Bank’s most profitable business segments, expanded 7.2% QoQ and 15.4% YoY, reflecting the Bank’s consistent focus on this segment despite the higher credit risk. In 2Q13, the Bank also focused loan growth in the middle-market segment, which increased 4.9% QoQ and 15.5% YoY. This segment continues to show healthy loan demand given the high level of investment in the Chilean economy.

Solid growth of core deposits

Total deposits grew 3.5% QoQ and 0.5% YoY. In the quarter, the Bank’s funding strategy continued to be focused on increasing core deposits, while lowering deposits from more expensive institutional sources. Core deposits (demand and time deposits from our retail and corporate clients) expanded 2.2% QoQ and 16.4% YoY. Core deposits represent 83% of the Bank’s total deposit base.

* Core deposits: demand and time deposits from our retail and corporate clients.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	2

Client margins stable. Total NIMs lower due to negative inflation in the quarter

In 2Q13, Net interest income increased 0.9% QoQ and decreased 2.5% YoY. The Net interest margin (NIM) in 2Q13 reached 4.7% compared to 4.7% in 1Q13 and 5.0% in 2Q12, mainly as a result of the lower inflation rate. On the other hand, client net interest income1 increased 3.2% QoQ and 2.3% YoY and was driven by loan growth. The higher growth in consumer loans and a stable pricing policy has kept client margins relatively unchanged since 4Q12. The funding mix has also been a key factor for supporting client margins in the quarter.

Asset quality improving in consumer loans

Net provision for loan losses in the quarter totaled Ch$86,655 million a decrease of 6.7% QoQ and an increase of 10.3% YoY. Net provision expense in consumer loans, which represented 54% of total provision expense, decreased 19.5% QoQ and 14.6% YoY. As explained in previous quarters, the Bank has been carrying out a series of actions to improve credit risk in the consumer loan book. This has gradually resulted in a stabilization of asset quality in consumer lending. Consumer NPLs decreased 14.3% QoQ and 23.8% YoY. The coverage of consumer NPLs reached 294.2% in 2Q13 compared to 226.4% in 1Q13 and 242.4% in 2Q12. The improved collection efforts have also led to an important rise in loan loss recoveries, especially in consumer lending. Total loan loss recoveries increased 90.3% YoY. In this same period, consumer loan loss recoveries increased 44.6% QoQ and 102.7% YoY. As a result, total provision expense has evolved favorably, since the 3Q12.

Cost of credit: provision expense annualized divided by loans

Cost growth decelerates. The Bank launches its Santander Select brand

Operating expenses in 2Q13 increased 6.8% QoQ and 4.9% YoY. The stable headcount has reduced personnel expense growth. Administrative expenses increased 9.2% YoY. In the quarter, the Bank continued with its Transformation Projects aimed at enhancing productivity and client service in retail banking. The Bank also launched its new Santander Select business model for the mid-high income client segment. Previously, the Bank had three brands (Premiere, Prime, Nobel) for this client segment. These units were merged as one single segment.

1 Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	3

Core capital ratio reached 10.2%. Dividend yield of 3.7%

Core capital reached 10.2% as of June 30, 2013. The Bank’s BIS ratio reached 12.9% at the same date. In April 2013, the Bank paid its annual dividend, which this year was equal to 60% of 2012 earnings or Ch$1.24/share an equal to a dividend yield of 3.7% as of April 24, 2013, the day before the ex-dividend date in the local stock market.

Banco Santander Chile: Summary of Quarterly Results2

	Quarter			Change %
(Ch$ million)	2Q13	1Q13	2Q12	2Q13 / 2Q12	2Q13 / 1Q13
Net interest income	248,667	246,481	254,940	(2.5)%	0.9%
Fee income	60,625	62,794	66,585	(9.0)%	(3.5)%
Core revenues	309,292	309,275	321,525	(3.8)%	0.0%
Financial transactions, net	33,253	22,262	25,640	29.7%	49.4%
Provision expense	(92,858)	(92,858)	(78,575)	18.2%	0.0%
Operating expenses	(144,445)	(135,245)	(137,742)	4.9%	6.8%
Operating income, net of provisions and costs	105,242	103,434	130,848	(19.6)%	1.7%
Other operating & Non-op. Income	(19,350)	(22,555)	(25,153)	(23.1)%	(14.2)%
Net income attributable to shareholders	85,892	80,879	105,695	(18.7)%	6.2%
Net income/share (Ch$)	0.46	0.43	0.56	(18.7)%	6.2%
Net income/ADR (US$)[1]	0.36	0.36	0.44	(17.8)%	(0.4)%
Total loans	19,772,361	19,100,415	18,374,471	7.6%	3.5%
Deposits	14,615,036	14,115,349	14,537,663	0.5%	3.5%
Shareholders’ equity	2,136,835	2,194,025	2,028,611	5.3%	(2.6)%
Net interest margin	4.7%	4.7%	5.0%
Efficiency ratio	42.9%	41.8%	41.0%
Return on average equity[2]	16.0%	15.0%	21.0%
NPL / Total loans[3]	3.1%	3.2%	2.9%
Coverage NPLs	91.3%	91.0%	97.8%
Risk index[4]	2.9%	2.9%	2.8%
Cost of credit[5]	1.9%	1.9%	1.7%
Core capital ratio	10.2%	10.9%	10.4%
BIS ratio	12.9%	13.9%	13.7%
Branches	485	497	499
ATMs	1,972	2,011	1,966
Employees	11,558	11,679	11,621

2. On January 1, 2013, the Bank began to apply the modifications to IAC 19 relating to Employee Pension Benefits. This change was applied retroactively to 2012 figures which resulted in lower assets and liabilities of Ch$786 million and a higher net income of Ch$315 million. In 2Q13, the Bank reclassified expenses related to credit card from other operating expenses to credit card expenses in net fee income with no impact on net income. This reclassification was also performed on historical figures to make them comparable.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	4

1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate Ch$503.86 per US$ as of June 30, 2013.
2.	Annualized Quarterly net income attributable to shareholders / Average equity attributable to shareholders in the quarter.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Risk Index: Loan loss allowances / Total loans: measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
5.	Cost of credit: Provision expenses annualized divided by total loans.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	5

SECTION 2: BALANCE SHEET ANALYSIS

LOANS

Loan growth continues to accelerate in the segments the Bank has targeted for growth

Loans	Quarter ended,			% Change
(Ch$ million)	Jun-13	Mar-13	Jun-12	Jun. 13 / 12	Jun. / Mar. 13
Total loans to individuals[1]	9,887,878	9,837,213	9,534,018	3.7%	0.5%
Consumer loans	3,266,648	3,165,550	2,987,880	9.3%	3.2%
Residential mortgage loans	5,355,978	5,309,837	5,221,914	2.6%	0.9%
SMEs	3,066,396	2,860,666	2,658,077	15.4%	7.2%
Institutional lending	385,782	369,751	366,862	5.2%	4.3%
Middle-Market & Real estate	4,444,673	4,236,766	3,848,479	15.5%	4.9%
Corporate	1,992,933	1,806,957	2,006,270	(0.7)%	10.3%
Total loans [2]	19,772,361	19,100,415	18,374,472	7.6%	3.5%

1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals.

2. Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans.

In 2Q13, total loans increased 3.5% QoQ (an annualized rate of 14%) and 7.6% YoY. In the quarter, loan growth continued to accelerate in the markets the Bank is targeting high-income individuals, SMEs and middle market of companies. Loans in these combined markets increased 4.9% QoQ and 13.4% YoY. This is in line with the Bank’s strategy of expanding loan volumes with a clear focus on spreads, net of provisions.

Loans to individuals, which include consumer, mortgage and commercial loans to individuals, increased 0.5% QoQ and 3.7% YoY in 2Q13. In the quarter, the Bank focused on expanding its loan portfolio in higher income segments, while remaining more selective in the mass consumer market. By products, total consumer loans increased 3.2% QoQ (9.3% YoY) and residential mortgage loans expanded 0.9% QoQ (2.6% YoY). By sub-segments, loans to mid-high income individuals increased 3.7% QoQ and 10.8% YoY. During the quarter, the Bank successfully launched its new Santander Select business model for the middle-upper income segments. Previously, this segment was serviced through three brands, which were united in a single segment. Santander Select has a unique product mix, 45 branches as well as a specialized phone banking and internet service for this segment.

Lending to SMEs, (defined as companies that sell less than Ch$1,200 million per year), one of the Bank’s most profitable business segment, expanded 7.2% QoQ (15.4% YoY), reflecting the Bank’s consistent focus on this segment despite the higher credit risk.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	6

In 2Q13, the Bank also focused loan growth in the middle-market segment (companies with annual sales between Ch$1,200 million and Ch$10,000 million per year), which increased 4.9% QoQ and 15.5% YoY. This segment continues to show healthy loan demand given the relatively high investment rate seen in the Chilean economy. This segment is also generating increasingly higher levels of business volumes in other areas such as cash management, which has helped to drive the rise in core deposits (See Funding).

In the large corporate segment (companies with sale over Ch$10,000 million per year or that are part of a large foreign or local economic group), loans increased 10.3% QoQ and decreased 0.7% YoY. The sharp turn-around in the cost of external funding for companies throughout the second quarter of 2013 resulted in higher local loan demand from these clients. The Bank’s non-lending business with these clients, especially cash management services continues to thrive.

FUNDING

Improving the funding mix with strong growth of core deposits

Funding	Quarter ended,			% Change
(Ch$ million)	Jun-13	Mar-13	Jun-12	Jun. 13 / 12	Jun. / Mar. 13
Demand deposits	5,188,708	4,964,239	4,624,570	12.2%	4.5%
Time deposits	9,426,328	9,151,110	9,913,093	(4.9)%	3.0%
Total deposits	14,615,036	14,115,349	14,537,663	0.5%	3.5%
Mutual funds (off-balance sheet)	3,134,760	3,112,174	2,944,482	6.5%	0.7%
Total customer funds	17,749,796	17,227,523	17,482,145	1.5%	3.0%
Loans to deposits[1]	103.3%	102.7%	96.5%

1. (Loans - marketable securities that fund mortgage loans) / (Time deposits + demand deposits).

Customer funds (deposits + mutual funds) increased 3.0% QoQ and 1.5% YoY. Total deposits grew 3.5% QoQ and 0.5% YoY. In the quarter, the Bank’s funding strategy continued to be focused on increasing core deposits, while lowering deposits from more expensive short-term institutional sources. Core deposits (demand and time deposits from our retail and corporate clients) expanded 2.2% QoQ and 16.4% YoY. Core deposits now represent 83% of the Bank’s total deposit base. Deposits from pension funds also grew at a strong pace in the quarter as savers switched to fixed income from equity in the quarter. This was partially offset by lower deposits from other institutional sources such as mutual funds and insurance companies, lower bond issues and a decrease in interbank financing. This should help support net interest margins in the remainder of 2013.

Among core deposits, the bulk of growth came from our retail and middle-market segments. Deposits from individuals increased 7.1% QoQ, and 21.1% YoY. Deposits from the new Santander Select sub-segment increased 4.9% QoQ and 31.2% YoY. Customer deposits from SMEs grew 8.6% QoQ and 20.8% YoY. Finally, deposits from the middle-market of corporates rose 10.1%, QoQ and 13.7% YoY. This was offset by a decrease in deposits from the Bank’s Corporate banking business and from other short-term institutional sources.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	7

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Core capital ratio at 10.2%.

Shareholders' Equity	Quarter ended,			Change %
(Ch$ million)	Jun-13	Mar-13	Jun-12	Jun. 13 / 12	Jun. / Mar. 13
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,130,962	975,460	51,539	2094.4%	15.9%
Valuation adjustment	(2,170)	(1,152)	3,946	—%	88.4%
Retained Earnings:	116,740	328,414	1,081,823	(89.2)%	(64.5)%
Retained earnings prior periods	-	388,282	925,022	—%	—%
Income for the period	166,771	80,879	224,002	(25.5)%	106.2%
Provision for mandatory dividend	(50,031)	(140,747)	(67,201)	(25.6)%	(64.5)%
Equity attributable to shareholders	2,136,835	2,194,025	2,028,611	5.3%	(2.6)%
Non-controlling interest	27,469	34,830	31,272	(12.2)%	(21.1)%
Total Equity	2,164,304	2,228,855	2,059,883	5.1%	(2.9)%
Quarterly ROAE	16.0%	15.0%	21.0%

Shareholders’ equity totaled Ch$2,136,835 million (US$4.2 billion) as of June 30, 2013. The ROAE in the quarter reached 16.0%. In April 2013, the Bank paid its annual dividend, which this year was equal to 60% of 2012 earnings or Ch$1.24/share an equal to a dividend yield of 3.7% as of April 24, 2013, the day before the ex-dividend date in the local stock market. The prudent management of the Bank’s capital ratios and high profitability has permitted the Bank to continue paying attractive dividends without issuing new shares since 2002.

Core capital reached 10.2% as of June 30, 2013. The Bank’s BIS ratio reached 12.9% at the same date. Chilean regulations only permit the inclusion of voting common shareholders’ equity as Tier I capital. Compared to March 2013, the fall in capital ratios was due to the annual dividend payment. Simultaneously, some subordinated bonds no longer qualify as Tier II, since they are approaching maturity.

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Jun-13	Mar-13	Jun-12*	Jun. 13 / 12	Jun. / Mar. 13
Tier I (Core Capital)	2,136,835	2,194,025	2,028,611	5.3%	(2.6)%
Tier II	561,047	596,932	659,788	(15.0)%	(6.0)%
Regulatory capital	2,697,882	2,790,957	2,688,398	0.4%	(3.3)%
Risk weighted assets	20,959,977	20,091,878	19,572,225	6.8%	4.0%
Tier I (Core capital) ratio	10.2%	10.9%	10.4%
BIS ratio	12.9%	13.9%	13.7%

* Calculated based on published June 2012 Financials and does not include accounting change introduced in 1Q13 regarding pension benefits as this modification is not meaningful.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	8

SECTION 3: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

NIM and client margins remain stable QoQ, despite negative inflation

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	2Q13	1Q13	2Q12	2Q13 / 2Q12	2Q13 / 1Q13
Client net interest income[1]	280,722	271,919	274,517	2.3%	3.2%
Non-client net interest income[2]	(32,055)	(25,438)	(19,577)	63.7%	26.0%
Net interest income	248,667	246,481	254,940	(2.5)%	0.9%
Average interest-earning assets	21,215,426	20,923,043	20,362,279	4.2%	1.4%
Average loans	19,384,881	18,942,547	18,127,164	6.9%	2.3%
Interest earning asset yield[3]	7.8%	8.1%	9.0%
Cost of funds[4]	3.2%	3.5%	4.1%
Client net interest margin[5]	5.8%	5.7%	6.1%
Net interest margin (NIM)[6]	4.7%	4.7%	5.0%
Avg. equity + non-interest bearing demand deposits / Avg. interest earning assets	34.7%	34.3%	33.2%
Quarterly inflation rate[7]	(0.07)%	0.13%	0.42%
Central Bank reference rate	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.38%	2.62%	2.49%

1. Client net interest income is mainly net interest income from the from all client activities such as loans and deposits minus the internal transfer rate. See footnote 3 at the end of this page.

2. Non-client interest income is net interest income mainly from the Bank’s ALCO positions and treasury. See footnote 2 at the end of this page.

3. Interest income divided by interest earning assets.

4. Interest expense divided by interest bearing liabilities + demand deposits.

5. Client net interest income annualized divided by average loans

6. Net interest income divided by average interest earning assets annualized.

7. Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 2Q13, Net interest income increased 0.9% QoQ and decreased 2.5% YoY. The Net interest margin (NIM) in 2Q13 reached 4.7% compared to 4.7% in 1Q13 and 5.0% in 2Q12. In order to improve the explanation of margins, we have divided the analysis of net interest income between client interest income3 and non-client net interest income.

Client net interest income. In 2Q13, client net interest income increased 3.2% QoQ and 2.3% YoY, driven mainly by loan growth. Average loans increased 2.3% QoQ and 6.9% YoY. Client net interest margin (defined as client net interest income divided by average loans) reached 5.8% in 2Q13 compared to 5.7% in 1Q13 and 6.1% in 2Q12. The higher growth in consumer loans and a stable pricing policy has kept client margins relatively unchanged since 4Q12. Moreover, the funding mix has also supported client margins in the quarter. This is reflected in the ratio of free funds to interest earning assets that reached 34.7% in 2Q13 compared to 34.3% in 1Q13 and 32.8% in 4Q12.

3 Client net interest income is net interest income from all client activities such as loans and deposits minus the internal transfer rate. Non-client interest income is net interest income from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, net interest income from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since interest income from this portfolio is recognized as financial transactions net.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	9

Compared to 2Q12, client margins have declined mainly because of the Bank’s focus on loan growth in high-income individuals, SMEs and Corporates and lower growth in the low end of the consumer market. A central strategic focus of the Bank is to gradually achieve a higher client margin, net of provision expenses, even though this could result in slightly lower gross client margins due to more conservative origination policies.

Non-client net interest income. The volatility of our total net interest margin and income is mainly due to the quarterly fluctuations of inflation. In 2Q13, the variation of the Unidad de Fomento (an inflation indexed currency unit), was -0.07% compared to 0.13% in 1Q13 and 0.42% in 2Q12. It is important to point out that the Bank has more assets than liabilities linked to inflation and, as a result, margins have a positive sensitivity to variations in inflation. The gap between assets and liabilities indexed to the UF averaged approximately US$7.5 billion in 1H13. This signifies that for every 100 basis point change in inflation, our net interest income increases or decrease by US$75 million, all other factors equal. Therefore, the decline in inflation explains to a large extent the reduction in non-client net interest income in 2Q13 compared to both 1Q13 and 2Q12.

For the remainder of 2013, the evolution of margins should reflect various factors. Going forward, we expect UF inflation to normalize at an annual rate of approximately 2.0% - 1.0% per remaining quarter - subject to further revisions. In addition, market expectations for interest rate also reversed in the quarter and the Chilean Central Bank is expected to begin loosening its monetary policy in 2H13. This should also be a positive factor for margins given the shorter duration of the Bank’s liabilities compared to interest earning assets.

The Chilean Congress continues to discuss regulations regarding the manner in which maximum rates are calculated and this may have a negative impact on margins even though there is no clarity as to when it will be approved. To counterbalance this we expect: (1) healthier loan growth both in terms of volumes and margins, post provision expense and, (2) an improved funding mix via healthy growth of core deposits.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	10

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

Asset quality in consumer lending improving

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q13	1Q13	2Q12	2Q13 / 2Q12	2Q13 / 1Q13
Gross provisions	(51,160)	(52,509)	(55,342)	(7.6)%	(2.6)%
Charge-offs[1]	(49,852)	(50,900)	(30,776)	62.0%	(2.1)%
Gross provisions and charge-offs	(101,012)	(103,409)	(86,118)	17.3%	(2.3)%
Loan loss recoveries	14,357	10,551	7,543	90.3%	36.1%
Net provisions for loan losses	(86,655)	(92,858)	(78,575)	10.3%	(6.7)%
Total loans[2]	19,772,361	19,100,415	18,374,471	7.6%	3.5%
Total reserves (RLL)	564,994	557,564	518,331	9.0%	1.3%
Non-performing loans[3] (NPLs)	618,917	612,379	529,869	16.8%	1.1%
NPLs commercial loans	369,280	343,764	277,742	33.0%	7.4%
NPLs residential mortgage loans	162,589	154,334	150,505	8.0%	5.3%
NPLs consumer loans	87,048	114,281	101,622	(14.3)%	(23.8)%
Cost of credit[4]	1.8%	2.0%	1.7%
Risk index[5] (RLL / Total loans)	2.9%	2.9%	2.8%
NPL / Total loans	3.1%	3.2%	2.9%
NPL / Commercial loans	3.3%	3.2%	2.7%
NPL / Residential mortgage loans	3.0%	2.9%	2.9%
NPL / Consumer loans	2.7%	3.6%	3.4%
Coverage of NPLs[6]	91.3%	91.0%	97.8%
Coverage of NPLs ex-mortgage[7]	114.7%	113.3%	127.1%
Coverage of commercial NPLs	72.4%	75.6%	84.9%
Coverage of residential mortgage NPLs	25.5%	25.1%	24.1%
Coverage of consumer NPLs	294.2%	226.4%	242.4%

1.	Charge-offs correspond to the direct charge-offs and are net of the reversal of provisions already established on charged-off loan
2.	Excludes interbank loans.
3.	NPLs: Non-performing loans: full balance of loans with one installment 90 days or more overdue.
4.	Cost of credit: Quarterly provision expense annualized divided by average loans
5.	Risk Index: Loan loss allowances / Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks guidelines.
6.	Loan loss allowances / NPLs.
7.	Loan loss reserves of commercial + consumer loans divided by NPLs of commercial and consumer loans

Net provision for loan losses in the quarter totaled Ch$86,655 million a decrease of 6.7% QoQ and an increase of 10.3% YoY.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	11

By product, the evolution of net provision expense was as following:

Provision for loan losses	Quarter			Change %
(Ch$ million)	2Q13	1Q13	2Q12	2Q13 / 2Q12	2Q13 / 1Q13
Commercial loans	(30,530)	(27,394)	(20,726)	47.3%	11.4%
Residential mortgage loans	(9,026)	(6,921)	(2,687)	235.9%	30.4%
Consumer loans	(47,099)	(58,543)	(55,162)	(14.6)%	(19.5)%
Net provisions for loan losses	(86,655)	(92,858)	(78,575)	10.3%	(6.7)%

Net provision expense in consumer loans, which represented 54% of total provision expense, decreased 19.5% QoQ and 14.6% YoY. As explained in previous quarters, the Bank has been carrying out a series of actions to improve credit risk in the consumer loan book. This includes focusing loan growth in the higher end of the consumer market, tightening admissions policies, improving the collections process and updating the consumer provisioning models (performed in 3Q12).

The measures mentioned above have gradually resulted in an improvement of asset quality in consumer lending. Consumer NPLs decreased 14.3% QoQ and 23.8% YoY. The coverage of consumer NPLs reached 294.2% in 2Q13 compared to 226.4% in 1Q13 and 242.4% in 2Q12. At the same time, the amount of impaired consumer loans (consumer NPLs + renegotiated consumer loans) has evolved favorably. The ratio of impaired consumer loans to total consumer loans reached 10.5% as of June 2013 compared to 11.9% as of March 2013 and 14.0% as of June 2012. This tends to be a leading indicator for the evolution of future charge-offs.

*Impaired consumer loans include non-performing consumer loans and renegotiated consumer loans

The improved collection efforts have also led to an important rise in loan loss recoveries, especially in consumer lending. Total loan loss recoveries increased 90.3% YoY. In this same period, consumer loan loss recoveries increased 44.6% QoQ and 102.7% YoY.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	12

Provision expense for mortgage residential loans increased 30.4% QoQ and 235.9% YoY and represented 10% of total provision expense. The YoY increase was mainly due to higher charge-offs of mortgage loans that totaled Ch$5,825 million. The charge-off ratio (mortgage loan charge-offs annualized divided by average mortgage loans) reached 0.4% compared to 0.3% in 1Q13 and 0.2% in 2Q12. Including the recovery of repossessed houses, the net cost of credit was just 0.3% of mortgage loans on an annualized basis in 2Q13. Mortgage loan NPLs reached 3.0% in 2Q13 compared to 2.9% in 1Q13 and 2.8% in 2Q12. Including collateral, the coverage of residential mortgage NPLs reached 113.2% as of June 2013. The risk index (loan loss allowances for mortgage in the balance sheet over total mortgage loans) reached 0.8% and has been relatively stable for an extended period. We expect net provision expenses in mortgage lending to continue to rise, albeit remaining at low levels, as unemployment increases from its current historically low levels. In response to this, the Bank has strengthened its admission policies for mortgage loans and has increased minimum loan-to-value requirements.

Provision expense in commercial loans increased 11.4% QoQ and 47.3% YoY. Commercial loan NPLs reached 3.3% in 1Q13 compared to 3.2% in 1Q13 and 2.7% in 2Q12. The rise in NPLs in commercial loans is mainly due to an increase in NPLs in SMEs, which has been the fastest growing segment. The Bank experienced a rise in NPLs, mainly among SME loans granted through the government’s guarantee program designed to aid the entrance of SME to the banking market. Therefore, the rise in NPLs does not necessarily imply a rise in expected losses as these loans are guaranteed by the State. For this reason, coverage ratio of commercial loan NPLs has fallen to 72.4% in the quarter, while the Bank’s risk index has remained stable at 2.9%. We expect a similar trend for the rest of 2013 in SME NPLs, risk index and coverage ratios.

Total coverage of total NPLs in 2Q13 reached 91.3% compared to 91.0% in 1Q13 and 97.8% in 2Q12. Excluding residential mortgage loans that have a lower coverage ratio due to the value of residential property collateral, the coverage ratio reached 115%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	13

NET FEE INCOME

Fee income growth impacted by new regulations and negative client growth in the mass consumer segment

Fee Income	Quarter			Change %
(Ch$ million)	2Q13	1Q13	2Q12	2Q13 / 2Q12	2Q13 / 1Q13
Collection fees	11,479	11,325	16,449	(30.2)%	1.4%
Credit, debit & ATM card fees	9,776	11,647	12,217	(20.0)%	(16.1)%
Asset management	8,540	8,390	8,488	0.6%	1.8%
Insurance brokerage	9,623	5,746	8,015	20.1%	67.5%
Checking accounts	6,948	7,128	7,349	(5.5)%	(2.5)%
Guarantees, pledges and other contingent operations	7,624	7,408	6,908	10.4%	2.9%
Fees from brokerage and custody of securities	1,647	1,796	3,303	(50.1)%	(8.3)%
Lines of credit	1,728	1,991	2,418	(28.5)%	(13.2)%
Other Fees	3,260	7,363	1,438	126.7%	(55.7)%
Total fees	60,625	62,794	66,585	(9.0)%	(3.5)%

* In 2Q13, the Bank reclassified expenses related to credit card from Other operating expenses to Credit card expenses in net fee income. This reclassification was also performed on historical figures to make them comparable.

Net fee income decreased 3.5% QoQ and 9.0% YoY. The Bank continued to increase its client base and cross-selling indicators, especially in the middle-upper income segments while client growth in the mass consumer segment has been negative. This in the short-term results in lower fees, especially credit card, checking account and line of credit fees, but in the medium-term will result in lower provision expenses. In the quarter, the SBIF also updated its fee norms with those established in the SERNAC Financiero Law (Consumer Protection Agency for Financial Services) and this negatively affected fees as some fees were prohibited.

The Bank’s Transformation Plan continues to be implemented which should help bolster fees in 2H13 and especially in 2014. This is the largest overhaul and reorganization of the Bank’s middle and lower income business segments in the last decade. The installation of the new CRM, a corner-piece of this initiative, is starting to improve the Bank’s client service indicators and productivity.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	14

NET RESULTS FROM FINANCIAL TRANSACTIONS

Lower rates drives results from financial transactions

Financial Transactions*	Quarter			Change %
(Ch$ million)	2Q13	1Q13	2Q12	2Q13 / 2Q12	2Q13 / 1Q13
Net income from financial operations	15,039	(16,873)	20,416	(26.3)%	—%
Foreign exchange profit (loss), net	18,214	39,135	5,224	248.7%	(53.5)%
Net results from financial transactions	33,253	22,262	25,640	29.7%	49.4%

* These results mainly include the mark-to-market of the Available for sale investment portfolio, realized and unrealized gains of Financial investments held for trading, the interest revenue generated by the Held for trading portfolio, gains or losses from the sale of charged-off loans and the mark-to-market of derivatives. The results recorded as Foreign exchange profits (loss), net mainly includes the translation gains or losses of assets and a liability denominated in foreign currency.

Net results from financial transactions totaled a gain of Ch$33,253 million in 2Q13, a 49.4% QoQ and 29.7% YoY increase. In order to understand more clearly these line items, we present them by business area in the table below.

Financial Transactions	Quarter			Change %
(Ch$ million)	2Q13	1Q13	2Q12	2Q13 / 2Q12	2Q13 / 1Q13
Santander Global Connect[1]	10,965	9,962	14,610	(25.0)%	10.1%
Market-making	10,107	10,567	7,430	36.0%	(4.4)%
Client treasury services	21,071	20,529	22,040	(4.4)%	2.6%
Non-client treasury income	12,182	1,733	3,600	238.4%	602.9%
Net results from financial transactions	33,253	22,262	25,640	29.7%	49.4%

1. Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.

In the quarter, the Chilean peso depreciated after an extended period of strengthening. The Bank hedges it foreign currency position, but the movements in the exchange rate did have a positive impact on the Bank’s client treasury services, which totaled Ch$21,071 million in 2Q13 and increased 2.6% QoQ, as a greater amount of clients hedged their FX gaps.

In the quarter, Chilean interest rates sharply declined along the yield curve. This also had a positive impact on the Bank’s non-client treasury income, which totaled Ch$12,182 million in 2Q13. As the Bank’s investment portfolio is mainly comprised of Chilean Central Bank instruments and other high-grade Chilean investments, the decline in rates triggered mark-to-market gains. The Bank also profited in the quarter from a series of repurchases of bonds, previously issued, which were trading at a discount to par value.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	15

OPERATING EXPENSES AND EFFICIENCY

Growth of cost continues to decelerate

Operating Expenses	Quarter			Change %
(Ch$ million)	2Q13	1Q13	2Q12	2Q13 / 2Q12	2Q13 / 1Q13
Personnel expenses	(79,794)	(71,533)	(78,395)	1.8%	11.5%
Administrative expenses	(49,244)	(48,032)	(45,115)	9.2%	2.5%
Depreciation, amortization and impairment	(15,407)	(15,680)	(14,232)	8.3%	(1.7)%
Operating expenses	(144,445)	(135,245)	(137,742)	4.9%	6.8%
Branches	485	497	499	(2.8)%	(2.4)%
ATMS	1,972	2,011	1,966	0.3%	(1.9)%
Employees	11,558	11,679	11,621	(0.5)%	(1.0)%
Efficiency ratio[1]	42.9%	41.8%	41.0%
1.	Operating expenses / Operating income. Operating income = Net interest income + Net fee income+ Net results from Financial transactions + Other operating income and expenses.

Operating expenses in 2Q13 increased 6.8% QoQ and 4.9% YoY. The efficiency ratio reached 42.9% in 2Q13 compared to 41.8% in 1Q13 and 41.0% in 2Q12. The QoQ rise in costs was mainly due to seasonal factors related to the summer vacation season in 1Q13.

The 4.9% YoY increase in operating expenses was mainly due to the 9.2% increase in administrative expenses. The Bank continued with its Transformation Projects aimed at enhancing productivity and client service in retail banking. In the quarter, the Bank also launched its Santander Select business model for the mid-high income client segment. Previously, the Bank had three brands (Premiere, Prime, Nobel) for this client segment. These units were merged under the new brand, which should produce efficiencies and better commercial results in this segment. Simultaneously, the Bank has closed 21 Santander Banefe branches in the past twelve months, which now total 77. No more branch closures are expected in this segment and some branches will be re-opened as traditional Santander ones. Going forward administrative expenses should grow at a slower pace as many of these projects are finalizing.

The 1.8% YoY increase in personnel expenses in 2Q13 reflects the stable headcount. As of June 2013, headcount totaled 11,558 employees. The main area of headcount growth has been the Bank’s collection areas, which has increased 9% offset by a 9% reduction in Banefe’s sales force. As headcount should remain stable for the remainder of the year, personnel expenses should see moderate growth similar to 2Q13 levels for the remainder of the year.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	16

OTHER INCOME AND EXPENSES

Other Income and Expenses	Quarter			Change %
(Ch$ million)	2Q13	1Q13	2Q12	2Q13 / 2Q12	2Q13 / 1Q13
Other operating income	7,188	4,569	3,072	134.0%	57.3%
Other operating expenses*	(12,870)	(12,803)	(14,042)	(8.3)%	0.5%
Other operating income, net	(5,682)	(8,234)	(10,970)	(48.2)%	(31.0)%
Income from investments in other companies	667	482	660	1.1%	38.4%
Income tax expense	(20,293)	(14,237)	(14,027)	44.7%	42.5%
Income tax rate	19.1%	14.9%	11.6%

*In 2Q13, the Bank reclassified expenses related to credit card from other operating expenses to credit card expenses in net fee income. This reclassification was also performed on historical figures to make them comparable.

Other operating income, net, totaled a loss of Ch$5,682 million in 2Q13. The lower loss compared to previous periods was mainly due to higher gains from the sale and recovery of repossessed assets, which is in line with the higher charge-offs of mortgage loans. Gains from the recovery of repossessed assets totaled Ch$1,831 million and increased 78.1% YoY in the quarter. At the same time, the Bank recorded lower provisions for non-credit contingencies as the Bank recovered provisions previously recognized for non-credit events that had a lower impact than expected.

The higher income tax rate in 2Q13 was mainly due to the rise in the statutory corporate tax rate to 20% in 2013 and lower tax credits from property taxes paid on leased assets compared to 2Q12. Additionally, in 2Q13, the lower inflation rate compared to previous periods reduced the tax loss from the revaluation of capital due to price level restatement.

YTD tax expenses summarized
(Ch$ million)	1H13	1H12	Var. (%)
Net income before taxes	202,112	258,717	(21.9)%
Price level restatement of capital[1]	(5,480)	(38,924)	(85.9)%
Net income before taxes adjusted for price level restatement	196,632	219,793	(10.5)%
Statutory Tax rate	20.0%	18.5%
Income tax expense at statutory rate	39,326	40,662	(3.3)%
Tax benefits[2]	(4,796)	(7,554)	(36.5)%
Income tax	34,530	33,108	4.3%
Effective tax rate	17.1%	12.8%
1.	For tax purposes, Capital is readjusted by CPI inflation.
2.	Includes mainly tax credits from property taxes paid on leased assets

For the remainder of 2013, the Bank should be paying an effective tax rate closer to 17-18%.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	17

SECTION 4: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies with no changes in 2Q13.

Moody’s	Rating
Foreign currency bank deposits	Aa3
Senior bonds	Aa3
Subordinated debt	A1
Bank Deposits in Local Currency	Aa3
Bank financial strength	C+
Short-term deposits	P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	18

SECTION 5: SHARE PERFORMANCE

As of June 30, 2013

Ownership Structure:

ADR price[4] (US$) 6M13
06/30/13:	24.45
Maximum (6M12):	30.59
Minimum (6M12):	21.93

Market Capitalization: US$13,413 million

P/E 12 month trailing*:	17.8
P/BV (03/31/13)**:	2.76
Dividend yield***:	3.7%

*	Price as of June 30, 2013 / 12mth. earnings
**	Price as of June 30, 2013 / Book value as of 06/30/13
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 6M13

US$ million

Local share price (Ch$) 6M13
06/30/13:	31.25
Maximum (6M12):	36.23
Minimum (6M12):	28.20

Dividends:		% of previous year
Year paid	Ch$/share	earnings
2009:	1.13	65%
2010:	1.37	60%
2011:	1.52	60%
2012:	1.39	60%
2013:	1.24	60%

4 On Oct. 22, 2012, the ratio of common share per ADR was changed from 1,039 shares per ADR to 400 shares per ADR.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	19

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Jun-13	Jun-13	Dec-12	June 13 / Dec. 12
	US$ths	Ch$ million		% Chg.
Assets
Cash and balances from Central Bank	2,615,330	1,328,980	1,250,414	6.3%
Funds to be cleared	1,339,575	680,705	520,267	30.8%
Financial assets held for trading	473,311	240,513	338,287	(28.9)%
Investment collateral under agreements to repurchase	21,401.16	10,875	6,993	55.5%
Derivatives	2,834,618	1,440,411	1,293,212	11.4%
Interbank loans	241,995	122,970	90,527	35.8%
Loans, net of loan loss allowances	37,798,617	19,207,367	18,325,957	4.8%
Available-for-sale financial assets	3,002,255	1,525,596	1,826,158	(16.5)%
Held-to-maturity investments	-	-	-	—%
Investments in other companies	15,814	8,036	7,614	5.5%
Intangible assets	139,392	70,832	87,347	(18.9)%
Fixed assets	317,072	161,120	162,214	(0.7)%
Current tax assets	1,909	970	10,227	(90.5)%
Deferred tax assets	348,326	177,002	186,407	(5.0)%
Other assets	1,035,954	526,420	655,217	(19.7)%
Total Assets	50,185,569	25,501,797	24,760,841	3.0%

Liabilities and Equity
Demand deposits	10,210,977	5,188,708	4,970,019	4.4%
Funds to be cleared	1,093,986	555,909	284,953	95.1%
Investments sold under agreements to repurchase	615,267	312,648	304,117	2.8%
Time deposits and savings accounts	18,550,286	9,426,328	9,112,213	3.4%
Derivatives	2,430,826	1,235,224	1,146,161	7.8%
Deposits from credit institutions	2,790,017	1,417,747	1,438,003	(1.4)%
Marketable debt securities	9,201,385	4,675,684	4,571,289	2.3%
Other obligations	365,979	185,972	192,611	(3.4)%
Current tax liabilities	9,275	4,713	525	797.7%
Deferred tax liability	12,654	6,430	9,544	(32.6)%
Provisions	273,344	138,900	221,089	(37.2)%
Other liabilities	372,390	189,230	341,274	(44.6)%
Total Liabilities	45,926,386	23,337,493	22,591,798	3.3%

Equity
Capital	1,754,016	891,303	891,303	0.0%
Reserves	2,225,646	1,130,962	975,460	15.9%
Unrealized gain (loss) Available-for-sale financial assets	(4,270)	(2,170)	(3,781)	(42.6)%
Retained Earnings:	229,735	116,740	271,796	(57.0)%
Retained earnings previous periods	-	-	-	—%
Net income	328,192	166,771	388,282	(57.0)%
Provision for mandatory dividend	(98,457)	(50,031)	(116,486)	(57.0)%
Total Shareholders' Equity	4,205,126	2,136,835	2,134,778	0.1%
Minority Interest	54,057	27,469	34,265	(19.8)%
Total Equity	4,259,183	2,164,304	2,169,043	(0.2)%
Total Liabilities and Equity	50,185,569	25,501,797	24,760,841	3.0%

Figures in US$ have been translated at the exchange rate of Ch$508.15. On January 1, 2013 the Bank began to apply the modifications to IAC 19 relating to Employee Pension Benefits. This change was applied retroactively to 2012 figures which resulted in lower assets and liabilities of Ch$786 million and a higher net income of Ch$315 million.

In 2Q13, the Bank reclassified expenses related to credit card from other operating expenses to credit card expenses in net fee income with no impact on net income. This reclassification was also performed on historical figures to make them comparable.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	20

ANNEX 2: YTD INCOME STATEMENT

YTD Income Statement Unaudited	Jun-13	Jun-13	Jun-12	June '13 / June'12
	US$ths.	Ch$ million		% Chg.

Interest income	1,652,008	839,468	958,813	(12.4)%
Interest expense	(677,595)	(344,320)	(437,801)	(21.4)%
Net interest income	974,413	495,148	521,012	(5.0)%
Fee and commission income	341,505	173,536	181,891	(4.6)%
Fee and commission expense	(98,626)	(50,117)	(47,672)	5.1%
Net fee and commission income	242,879	123,419	134,219	(8.0)%
Net income from financial operations	(3,609)	(1,834)	(13,780)	(86.7)%
Foreign exchange profit (loss), net	112,858	57,349	58,723	(2.3)%
Total financial transactions, net	109,249	55,515	44,943	23.5%
Other operating income	23,137	11,757	7,054	66.7%
Net operating profit before loan losses	1,349,678	685,839	707,228	(3.0)%
Provision for loan losses	(353,268)	(179,513)	(156,856)	14.4%
Net operating profit	996,411	506,326	550,372	(8.0)%
Personnel salaries and expenses	(297,800)	(151,327)	(147,855)	2.3%
Administrative expenses	(191,432)	(97,276)	(89,199)	9.1%
Depreciation and amortization	(60,836)	(30,914)	(26,270)	17.7%
Impairment	(340)	(173)	(88)	96.6%
Operating expenses	(550,408)	(279,690)	(263,412)	6.2%
Other operating expenses	(50,522)	(25,673)	(29,350)	(12.5)%
Total operating expenses	(600,931)	(305,363)	(292,762)	4.3%
Operating income	395,480	200,963	257,610	(22.0)%
Income from investments in other companies	2,261	1,149	1,107	3.8%
Income before taxes	397,741	202,112	258,717	(21.9)%
Income tax expense	(67,952)	(34,530)	(33,108)	4.3%
Net income from ordinary activities	329,788	167,582	225,609	(25.7)%
Net income discontinued operations	-	-	-	—%
Net income attributable to:
Minority interest	1,596	811	1,607	(49.5)%
Net income attributable to shareholders	328,192	166,771	224,002	(25.5)%

Figures in US$ have been translated at the exchange rate of Ch$508.15. On January 1, 2013 the Bank began to apply the modifications to IAC 19 relating to Employee Pension Benefits. This change was applied retroactively to 2012 figures which resulted in lower assets and liabilities of Ch$786 million and a higher net income of Ch$315 million.

In 2Q13, the Bank reclassified expenses related to credit card from other operating expenses to credit card expenses in net fee income with no impact on net income. This reclassification was also performed on historical figures to make them comparable.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	21

ANNEX 3: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	2Q13	2Q13	1Q13	2Q12	2Q13 / 2Q12	2Q13 / 1Q13
	US$ths.	Ch$mn			% Chg.
Interest income	814,073	413,671	425,797	455,980	(9.3)%	(2.8)%
Interest expense	(324,715)	(165,004)	(179,316)	(201,040)	(17.9)%	(8.0)%
Net interest income	489,357	248,667	246,481	254,940	(2.5)%	0.9%
Fee and commission income	169,257	86,008	87,528	90,940	(5.4)%	(1.7)%
Fee and commission expense	(49,952)	(25,383)	(24,734)	(24,355)	4.2%	2.6%
Net fee and commission income	119,305	60,625	62,794	66,585	(9.0)%	(3.5)%
Net income from financial operations	29,596	15,039	(16,873)	20,416	(26.3)%	—%
Foreign exchange profit (loss), net	35,844	18,214	39,135	5,224	248.7%	(53.5)%
Total financial transactions, net	65,439	33,253	22,262	25,640	29.7%	49.4%
Other operating income	14,145	7,188	4,569	3,072	134.0%	57.3%
Net operating profit before loan losses	688,248	349,733	336,106	350,237	(0.1)%	4.1%
Provision for loan losses	(170,530)	(86,655)	(92,858)	(78,575)	10.3%	(6.7)%
Net operating profit	517,717	263,078	243,248	271,662	(3.2)%	8.2%
Personnel salaries and expenses	(157,028)	(79,794)	(71,533)	(78,395)	1.8%	11.5%
Administrative expenses	(96,908)	(49,244)	(48,032)	(45,115)	9.2%	2.5%
Depreciation and amortization	(30,032)	(15,261)	(15,653)	(14,198)	7.5%	(2.5)%
Impairment	(287)	(146)	(27)	(34)	329.4%	440.7%
Operating expenses	(284,257)	(144,445)	(135,245)	(137,742)	4.9%	6.8%
Other operating expenses	(25,327)	(12,870)	(12,803)	(14,042)	(8.3)%	0.5%
Total operating expenses	(309,584)	(157,315)	(148,048)	(151,784)	3.6%	6.3%
Operating income	208,133	105,763	95,200	119,878	(11.8)%	11.1%
Income from investments in other companies	1,313	667	482	660	1.1%	—%
Income before taxes	209,446	106,430	95,682	120,538	(11.7)%	11.2%
Income tax expense	(39,935)	(20,293)	(14,237)	(14,027)	44.7%	42.5%
Net income from ordinary activities	169,511	86,137	81,445	106,511	(19.1)%	5.8%
Net income discontinued operations	-	-	-	-	—%	—%
Net income attributable to:
Minority interest	482	245	566	816	(70.0)%	(56.7)%
Net income attributable to shareholders	169,029	85,892	80,879	105,695	(18.7)%	6.2%

Figures in US$ have been translated at the exchange rate of Ch$508.15. On January 1, 2013 the Bank began to apply the modifications to IAC 19 relating to Employee Pension Benefits. This change was applied retroactively to 2012 figures which resulted in lower assets and liabilities of Ch$786 million and a higher net income of Ch$315 million.

In 2Q13, the Bank reclassified expenses related to credit card from other operating expenses to credit card expenses in net fee income with no impact on net income. This reclassification was also performed on historical figures to make them comparable.

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	22

ANNEX 4: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Jun-12	Sep-12	Dec-12	Mar-13	Jun-13
(Ch$ millions)
Loans
Consumer loans	2,987,881	3,039,998	3,115,477	3,165,550	3,266,648
Residential mortgage loans	5,221,914	5,208,217	5,271,581	5,309,837	5,355,978
Commercial loans	10,164,677	10,254,959	10,489,021	10,625,028	11,149,735
Total loans	18,374,472	18,503,174	18,876,079	19,100,414	19,772,361
Allowance for loan losses	(518,331)	(552,138)	(550,122)	(557,564)	(564,994)
Total loans, net of allowances	17,856,140	17,951,036	18,325,957	18,542,851	19,207,367

Loans by segment
Individuals	9,534,018	9,613,857	9,741,412	9,837,213	9,887,878
SMEs	2,658,077	2,745,928	2,821,060	2,860,666	3,066,396
Total retail lending	12,192,095	12,359,785	12,562,472	12,697,879	12,954,274
Institutional lending	366,862	355,119	355,518	369,751	385,782
Middle-Market & Real estate	3,848,479	3,918,324	4,058,693	4,236,766	4,444,673
Corporate	2,006,270	1,874,749	1,863,595	1,806,957	1,992,933

Customer funds
Demand deposits	4,624,570	4,601,160	4,970,019	4,964,239	5,188,708
Time deposits	9,913,093	9,487,610	9,112,213	9,151,110	9,426,328
Total deposits	14,537,663	14,088,770	14,082,232	14,115,349	14,615,036
Mutual funds (Off balance sheet)	2,944,482	3,080,130	2,713,776	3,112,174	3,134,760
Total customer funds	17,482,145	17,168,900	16,796,008	17,227,523	17,749,796
Loans / Deposits[1]	96.5%	98.7%	101.6%	102.7%	103.3%

Average balances
Avg. interest earning assets	20,362,279	20,410,407	20,762,771	20,923,043	21,215,426
Avg. loans	18,127,164	18,546,119	18,666,166	18,942,547	19,384,881
Avg. assets	24,957,219	25,106,995	24,995,465	24,843,979	25,564,757
Avg. demand deposits	4,749,885	4,598,283	4,716,789	5,020,202	5,224,278
Avg equity	2,014,260	2,042,929	2,101,849	2,159,904	2,141,449
Avg. free funds	6,764,145	6,641,212	6,818,638	7,180,106	7,365,726

Capitalization
Risk weighted assets	19,572,225	19,479,092	19,940,415	20,091,878	20,959,977
Tier I (Shareholders' equity)	2,028,611	2,058,231	2,134,778	2,194,025	2,136,835
Tier II	659,788	642,650	599,656	596,933	561,047
Regulatory capital	2,688,400	2,700,881	2,735,316	2,790,957	2,697,883
Tier I ratio	10.4%	10.6%	10.7%	10.9%	10.2%
BIS ratio	13.7%	13.9%	13.7%	13.9%	12.9%

Profitability & Efficiency
Net interest margin	5.0%	4.7%	5.5%	4.7%	4.7%
Efficiency ratio	41.0%	42.4%	39.9%	41.8%	42.9%
Avg. Free funds / interest earning assets	33.2%	32.5%	32.8%	34.3%	34.7%
Return on avg. equity	21.0%	9.9%	21.6%	15.0%	16.0%
Return on avg. assets	1.7%	0.8%	1.8%	1.3%	1.3%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	23

	Jun-12	Sep-12	Dec-12	Mar-13	Jun-13
Asset quality
Non-performing loans (NPLs)[2]	529,869	561,730	597,767	612,379	618,917
Loan loss reserves[4]	518,331	552,138	550,122	557,564	564,994
NPLs / total loans	2.9%	3.0%	3.2%	3.2%	3.1%
PDL / total loans	1.5%	1.6%	1.7%	0.0%	0.0%
Coverage of NPLs (Loan loss allowance / NPLs)	97.8%	98.3%	92.0%	91.0%	91.3%
Risk index (Loan loss allowances / Loans)[4]	2.8%	3.0%	2.9%	2.9%	2.9%
Cost of credit (prov. expense / loans)	1.7%	2.6%	1.9%	1.9%	1.8%

Network
Branches	499	496	499	497	485
ATMs	1,966	1,966	2,001	2,011	1,972
Employees	11,621	11,692	11,713	11,679	11,558

Market information (period-end)
Net income per share (Ch$)	0.56	0.27	0.60	0.43	0.46
Net income per ADR (US$)	0.44	0.23	0.50	0.36	0.36
Stock price	37.34	33.55	33.72	33.41	31.25
ADR price	29.83	28.2	28.49	28.47	24.45
Market capitalization (US$mn)	14,053	13,285	13,422	13,413	11,519
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)[5]	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate6	0.42%	-0.16%	1.11%	0.13%	-0.07%
Central Bank monetary policy reference rate (nominal)	5.00%	5.00%	5.00%	5.00%	5.00%
Avg. 10 year Central Bank yield (real)	2.49%	2.42%	2.45%	2.62%	2.38%
Avg. 10 year Central Bank yield (nominal)	5.58%	5.31%	5.48%	5.62%	5.21%
Observed Exchange rate (Ch$/US$) (period-end)	509.73	470.48	478.6	472.54	503.86

1	Ratio = Loans - marketable securities / Time deposits + demand deposits
2	Capital + future interest of all loans with one installment 90 days or more overdue.
3	Total installments plus lines of credit more than 90 days overdue
4	Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index
5	The rato of ADRs per local shares was modified in Oct. 2012
6	Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	24